POINTS INTERNATIONAL LTD.

NOTICE OF ANNUAL

MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of POINTS INTERNATIONAL LTD. (the “Corporation”) will be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on Wednesday, May 6, 2009, at 12:00 p.m. (Eastern Time) for the following purposes:

1.

to receive and consider the Annual Report of the Corporation accompanying this notice, the financial statements of the Corporation for its financial year ended December 31, 2008 contained therein and the report of the auditors thereon;

2.	to elect directors to hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed;

3.	to appoint Deloitte & Touche LLP as the auditors of the Corporation until the next annual meeting of shareholders and authorize the directors to fix the auditors’ remuneration;

4.	to consider and, if thought advisable, to pass a special resolution approving amendments to the Corporation’s articles to reduce the maximum board size to seven; and

5.	to consider and, if thought advisable, to pass an ordinary resolution confirming an amendment to the by-laws of the Corporation changing the quorum requirement for shareholders meetings.

Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof, whether or not they are able to attend personally.

Only shareholders of record at the close of business on March 23, 2009 will be entitled to vote at the Meeting.

          DATED at Toronto, Ontario this 26th day of March, 2009.

By Order of the Board of Directors

Rob Maclean
Chief Executive Officer